May 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Charlie Guidry

Mara Ransom

Re:	Flywire Corporation

Registration Statement on Form S-1

Registration No. 333-255706

Acceleration Request

Requested Date: May 25, 2021

Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters, hereby join Flywire Corporation in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-255706) (the “Registration Statement”) to become effective on May 25, 2021, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Rebecca Steinthal
Name:	Rebecca Steinthal
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Alaoui Zenere
Name:	Alaoui Zenere
Title:	Executive Director

Citigroup Global Markets Inc.

By:	/s/ Richard Diamond
Name:	Richard Diamond
Title:	Managing Director

cc:	Peter Butterfield, Flywire Corporation

John J. Egan III, Goodwin Procter LLP

Joseph C. Theis, Jr., Goodwin Procter LLP

Jared J. Fine, Goodwin Procter LLP

David Gammell, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

[Signature Page to Acceleration Request]